UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES


      For the fiscal year ended December 31, 1999
                                -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from            to
                                     ----------    -------


                       Commission File Number____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          INTERNATIONAL GAME TECHNOLOGY
                               PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          INTERNATIONAL GAME TECHNOLOGY
                      9295 Prototype Drive, Reno, NV 89511
                                 (775) 448-7777

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN









Financial Statements for the Years Ended
December 31, 1999 and 1998, Supplemental
Schedules for the Year Ended December 31, 1999, and Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                 Page

Independent Auditors' Report                                      1

Statements of Net Assets Available for Benefits                   2

Statements of Changes in Net Assets Available
   for Benefits                                                   3

Notes to Financial Statements                                     4

Item 27a - Supplemental Schedule of Assets Held
   for Investment Purposes                                        9

Item  27d  - Supplemental  Schedule  of  Reportable
   Transactions - Single Transactions in Excess of 5% of
   Plan Assets                                                   10

Item  27d - Supplemental Schedule of Reportable Transactions -
   Series of Transactions in Excess of 5% of Plan Assets         11

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP



Reno, Nevada

June 9, 2000

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


ASSETS                                1999           1998


  Cash equivalents               $     165,913   $   625,827
  Investments, at fair value        98,384,023    87,659,661
  Contributions receivable              16,354       291,822
  Loans to participants              4,573,307     4,195,026
  Refunds payable                      (63,053)      (54,520)
                                 -------------   ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                       $ 103,076,544   $ 92,717,816
                                 =============   ============
























                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                         1999            1998

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments        $          -   $ 3,443,483
    Interest                                              539,685       461,061
    Dividends and capital gains                         4,708,713     3,975,441
                                                     ------------   -----------
                                                        5,248,398     7,879,985
  Contributions:
    Employer                                            9,069,152     8,675,950
    Participant                                         4,484,857     3,793,454
                                                     ------------   -----------

      Total additions                                  18,802,407    20,349,389
                                                     ------------   -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Net decrease in fair value of investments               395,119             -
  Benefits paid to participants                         7,910,308     7,171,897
  Administrative expenses                                 138,252       482,138
                                                     ------------   -----------

      Total deductions                                  8,443,679     7,654,035
                                                     ------------   -----------

NET INCREASE                                           10,358,728    12,695,354

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                    92,717,816    80,022,462
                                                     ------------   -----------

  END OF YEAR                                        $103,076,544   $92,717,816
                                                     ============   ===========














                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998
--------------------------------------------------------------------------------
1.    DESCRIPTION OF PLAN

      The International Game Technology ("IGT") Profit Sharing Plan (the "Plan") is sponsored by International Game Technology (the "Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

      The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator. On April 1, 1999, the Plan Third-Party Administrator changed to Fidelity Investments. Refer to "Investment Options" below for further information of available investment funds with Fidelity Investments.

      In September 1999, IGT purchased Sodak Gaming, Inc. ("Sodak"), a South Dakota distributor of casino gaming products. On October 1, 1999, Sodak employees became eligible to participate in the 401(k) Program. For Plan year 2000, Sodak employees will be eligible for the Profit Sharing Program.

      Profit Sharing Program - The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule.

      Company employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

      401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. On January 1, 1998, the Company amended the Plan to lower the elective deferrals for highly compensated employees to 7%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time by notifying the Third-Party Administrator.

      On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

      The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

      Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are affected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

      Investment Options - The Company has selected eleven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

                  Retirement Money Market Portfolio
                  PIMCO Total Return Fund
                  Fidelity Puritan Fund
                  Fidelity Equity-Income II
                  Spartan U.S. Equity Index Fund
                  Baron Asset Fund
                  Fidelity Dividend Growth Fund
                  Fidelity OTC Portfolio
                  UAM: FMA Small Company Portfolio
                  Fidelity Diversified International Fund
                  IGT Unitized Stock Fund

      The Company invests employer profit sharing contributions in Money Funds that are not yet allocated to participants and distributed.

      Benefit Payments and Vesting - Participants are immediately vested in their pre-tax 401(k) contributions, Company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:


    Completed Years
   of Vesting Service             Vested Portion
           0                             0%
           1                            10%
           2                            20%
           3                            30%
           4                            45%
           5                            60%
           6                            80%
           7                           100%



      A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

      Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

      If a terminating participant's vested account balance totals $3,500 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a terminating participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $3,500. Effective December 31, 1998, the Company amended the Plan allowing terminated participants to voluntarily defer payment of benefits until the normal retirement date if his or her vested account balance totals $5,000 or more.

      Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

      Plan Termination - In the event of Plan termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

      Administrative Expenses - Plan administrative expenses totaling $138,252 and $482,138 in 1999 and 1998, respectively, were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

      Cash Equivalents - Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market.

      Investments, at Fair Value - All investments of the Plan are valued at quoted market prices as of December 31, 1999 and 1998. Investments include employer profit sharing contributions not yet distributed, and participant investment options.

      Beginning April 1, 1999 with Fidelity Investments, the IGT stock fund is a unitized employer stock fund. The fund is comprised of the underlying company stock and a short-term cash component. The value of a unit reflects the combined market value of the stock and market value of the cash component.

      Benefits Payable - As of December 31, 1999 and 1998, net assets available for benefits included $13,696,112 and $8,524,708 due to participants who have withdrawn from participation in the Plan, respectively.

      Recently Issued Accounting Standards - The Plan has adopted Statement of Position 99-3, "Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." As a result, the reclassification of the prior year financial statements has been made to eliminate the by-fund disclosure.

      Reclassifications - Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 method of presentation.


3.    INVESTMENTS

      All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                                   1999            1998

Capital Market Group Government Money Fund    $          -    $ 12,021,465
Capital Market Group Intermediate Fixed
  Income Fund                                            -       5,877,761
Capital Market Group Small Capitalization
  Growth Equity Fund                                     -      10,469,793
Capital Market Group Large Capitalization
  Growth Equity Fund                                     -      17,934,439
Capital Market Group Large Capitalization
  Value Equity Fund                                      -      15,289,329
Capital Market Group International Equity
  Investment Fund                                        -       2,783,819
Money Funds                                              -       7,845,154
Retirement Money Market Portfolio               14,655,845               -
PIMCO Total Return Fund                          5,844,231               -
Fidelity Puritan Fund                              635,900               -
Fidelity Equity-Income II                       14,999,743               -
Spartan U.S. Equity Index Fund                   1,656,265               -
Baron Asset Fund                                10,766,104               -
Fidelity Dividend Growth Fund                   19,648,161               -
Fidelity OTC Portfolio                           3,967,991               -
UAM:  FMA Small Company Portfolio                  236,177               -
Fidelity Diversified International Fund          5,503,269               -
IGT Unitized Stock Fund                         12,420,504      15,437,901
Spartan Money Market Fund                        8,049,833               -
                                              ------------    ------------

Total investments                             $ 98,384,023    $ 87,659,661
                                              ============    ============

4.    FUND INFORMATION

      Changes in fair value of investments by fund are as follows for the years ended December 31, 1999 and 1998:

                                                            1999           1998
Increase (Decrease) in Fair Value of Investments:
  Capital Market Group Intermediate Fixed Income Fund  $  (102,571)   $   57,966
  Capital Market Group Small Capitalization Growth
    Equity Fund                                           (306,532)     (196,025)
  Capital Market Group Large Capitalization Growth
    Equity Fund                                          1,406,914     4,209,487
  Capital Market Group International Equity
    Investment Fund                                         (3,453)     (309,809)
  Capital Market Group Large Capitalization Value
     Equity Fund                                           218,217       215,987
  PIMCO Total Return Fund                                 (284,409)            -
  Fidelity Puritan Fund                                    (13,202)            -
  Fidelity Equity-Income II                             (1,532,784)            -
  Spartan U.S. Equity Index Fund                           129,784             -
  Baron Asset Fund                                         849,410             -
  Fidelity Dividend Growth Fund                           (884,898)            -
  Fidelity OTC Portfolio                                   800,272             -
  UAM:  FMA Small Company Portfolio                          7,629             -
  Fidelity Diversified International Fund                1,448,288             -
  IGT Unitized Stock Fund                               (2,121,891)     (534,123)
                                                                               -
  Spartan Money Market Fund                                 (5,893)            -
                                                       -----------    ----------

Total                                                  $  (395,119)   $3,443,483
                                                       ===========    ==========

5.    FEDERAL INCOME TAXES

      The Plan has received a determination letter dated January 21, 2000 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.


                                     ******

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999
------------------------------------------------------------------------------

             (b)                                     (c)                        (d)            (e)
                                        -----------------------------------
                                        Maturity   Interest                                  Current
         Description                      Date       Rate         Units         Cost          Value

Retirement Money Market Portfolio                              14,655,845  $ 14,655,845  $  14,655,845
PIMCO Total Return Fund                                           590,326     6,089,571      5,844,231
Fidelity Puritan Fund                                              33,416       643,544        635,900
Fidelity Equity-Income II                                         548,036    16,512,228     14,999,743
Spartan U.S. Equity Index Fund                                     31,796     1,532,695      1,656,265
Baron Asset Fund                                                  183,190     9,986,558     10,766,104
Fidelity Dividend Growth Fund                                     677,757    20,417,199     19,648,161
Fidelity OTC Portfolio                                             58,379     3,177,347      3,967,991
UAM: FMA Small Company Portfolio                                   16,822       228,647        236,177
Fidelity Diversified International Fund                           214,804     4,133,819      5,503,269
IGT Unitized Stock Fund                                           930,486    10,939,969     12,420,504
Spartan Money Market Fund                                       8,049,833     8,049,833      8,049,833
                                                                           ------------  -------------

  Total investments                                                          96,367,255     98,384,023
                                                                           ------------  -------------

Loan Fund                                                                     4,573,307      4,573,307
                                                                           ------------  -------------

  Total investments and loan fund                                          $100,940,562  $ 102,957,330
                                                                           ============  =============

Notes on Columns (a) through (e):
  (a) Omitted from the Department of Labor format because the answer is none.
  (b) General description of investments.
  (c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
  (d) Purchase price of investments.
  (e) Fair market value of investments.


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE
           TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

         (a)                      (b)                            (c)             (d)            (g)            (h)          (i)

     Identity of              Description                     Purchase         Selling         Cost of       Value of       Net
    Party Involved          of Transaction                      Price           Price           Asset      Transaction   Gain (Loss)

Salomon Smith Barney  Redemption of Govt Money Invts        $          -   $ 12,893,508    $ 12,893,508  $ 12,893,508    $        -

Salomon Smith Barney  Purchase of Inter Fixed Income Invts             -      5,745,861       5,785,093     5,745,861       (39,232)

Salomon Smith Barney  Redemption of Large Cap Value
                          Equity Investments                           -     15,300,449      14,259,377    15,300,449     1,041,072

Salomon Smith Barney  Redemption of Large Cap Growth
                         Investments                                   -     19,253,756      12,300,539    19,253,756     6,953,217

Salomon Smith Barney  Redemption of Small Cap Growth
                         Investments                                   -     10,129,734      10,032,962    10,129,734        96,772

Salomon Smith Barney  Redemption of Money Fund                         -      7,852,093       7,852,093     7,852,093             -

Fidelity              Purchase of Fidelity Equity-Income II   15,300,543              -               -             -             -

Fidelity              Purchase of Fidelity Dividend Growth    19,253,784              -               -             -             -

Fidelity              Purchase of Retirement Money Market     12,906,602              -               -             -             -

Fidelity              Purchase of PIMCO Total Return           5,745,865              -               -             -             -

Fidelity              Purchase of Baron Asset Fund            10,129,820              -               -             -             -

Fidelity              Purchase of Spartan Money Market
                         Fund                                  7,941,681              -               -             -             -


Notes to columns (c) through (i)
(c)  Purchase price of investments bought during the year.
(d)  Proceeds received from redemption of investments maturing or sold during the year.
(e)  and (f)  Omitted from the Department of Labor format because the answer in none.
(g)  Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
(h)  Market value at the date of maturity or sale for each investment shown in column (d).
(i)  Difference between columns (d) and (g).


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF
           TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

         (a)                           (b)                           (c)           (d)            (g)           (h)          (i)
      Identity of                  Description                    Purchase       Selling        Cost of      Value of        Net
    Party Involved               of Transaction                     Price         Price          Asset     Transaction   Gain (Loss)

Salomon Smith Barney    Redemption of Gov't Money Invts       $          -    $ 13,959,261  $ 13,959,261  $ 13,959,261  $         -

Salomon Smith Barney    Redemption of Intermediate Fixed
                          Income                                         -       6,443,506     6,476,781     6,443,506      (33,275)

Salomon Smith Barney    Redemption of Large Capitalization
                          Value Equity Invts                             -      16,246,223    15,151,108    16,246,223    1,095,115

Salomon Smith Barney    Redemption of Large Capitalization
                          Growth Invts                                   -      20,283,523    12,985,681    20,283,523    7,297,842

Salomon Smith Barney    Redemption of Small Capitalization
                          Growth Invts                                   -      10,942,945    10,824,369    10,942,945      118,576

Fidelity                Redemption of Retirement Money
                         Market                                          -       5,516,888     5,516,888     5,516,888            -

Fidelity                Purchase of Fidelity Equity-Income II   15,922,955               -             -             -            -

Fidelity                Purchase of Fidelity Dividend Growth    20,433,827               -             -             -            -

Fidelity                Purchase of Retirement Money Market     17,075,024               -             -             -            -

Fidelity                Purchase of PIMCO Total Return           6,380,292               -             -             -            -

Fidelity                Purchase of Baron Asset Fund            11,053,620               -             -             -            -


Notes to columns (c) through (i)
(c)  Purchase price of investments bought during the year.
(d)  Proceeds received from redemption of investments maturing or sold during the year.
(e)  and (f) Omitted from the Department of Labor format because the answer is none.
(g)  Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
(h)  Market value at the date of maturity or sale for each investment shown in column (d).
(i)  Difference between columns (d) and (g).



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INTERNATIONAL GAME TECHNOLOGY
                                            PROFIT SHARING PLAN


Date: June 27, 2000



                                            By: /s/ Maureen T. Mullarkey
                                                ------------------------
                                                Maureen T. Mullarkey
                                                Vice President, Finance and
                                                Chief Financial Officer